

07006052

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BGC FINANCIAL INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE SEAPORT PLAZA 19TH FLOOR
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson (212) 829-5202
(Area Code - Telephone No.)

PROCESSED APR 04 2007 THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

PROCESSED APR 04 2007 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

AFFIRMATION

I, Richard R. Lipson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BGC Financial Inc. as of December 31, 2006 are true and correct. I further affirm that neither the Company, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer
Title



Notary Public



TREASA CHENNIKARA
Notary Public, State of New York
No. 01CH6130322
Qualified in New York County
Commission Expires July 18, 2009

BGC FINANCIAL INC.
(SEC ID. No. 8-39012)


MAR 0 1 2007
BRANCH OF REGISTRATIONS
EXAMINATIONS

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5 (e) (3)
Under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
BGC Financial Inc.:

We have audited the accompanying statement of financial condition of BGC Financial Inc. (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BGC Financial Inc. at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2007

BGC FINANCIAL INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006
(in thousands, except share data)

Assets	
Cash and cash equivalents	$ 36,380
Receivables from customers, net of allowance for doubtful accounts	14,951
Receivables from brokers, dealers and clearing organizations	117,705
Securities purchased under agreements to resell	8,600
Receivables from affiliates	4,412
Other	931
Total assets	$ 182,979
Liabilities and Stockholder's Equity	
Payables to brokers, dealers and clearing organizations	$ 112,640
Payables to affiliates	22,698
Accounts payable and accrued liabilities	4,498
Accrued compensation payable	8,906
Total liabilities	148,742
Stockholder's equity:	
Common stock, no par value - 200 shares authorized, 10 shares Issued and outstanding	13,705
Additional paid-in-capital	19,752
Retained earnings	1,318
Accumulated other comprehensive loss- Foreign translation adjustments	(538)
Total stockholder's equity	34,237
Total liabilities and stockholder's equity	$ 182,979

See notes to statement of financial condition.

1. General and Summary of Significant Accounting Policies

Basis of Presentation: BGC Financial Inc. (the "Company") is a U.S. registered broker-dealer with operations in New York and London. The Company is engaged in the inter-dealer brokering of various fixed income securities, repurchase agreements, credit derivatives, mortgage backed securities and asset backed swaps.

The Company is an indirect wholly owned subsidiary of BGC Financial Group Inc. ("BGCFGI"), formerly Maxcor Financial Group Inc., a U.S. financial services holding company. As of May 20, 2005, BGCFGI merged with BGC Partners, L.P., a subsidiary of Cantor Fitzgerald, L.P., ("Cantor") a privately held partnership. In addition to the operations of the Company described above, other subsidiaries and affiliates of BGCFGI conduct business as an inter-dealer broker of money market instruments, derivative products and securities in major financial centers around the world.

Use of estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing this financial statement are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this financial statement.

Cash and cash equivalents: The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. There were no cash equivalents as of December 31, 2006.

Securities transactions: Customers' securities transactions are recorded on a trade date basis.

Allowance for doubtful accounts: The Company maintains an allowance for doubtful accounts to reduce its billed receivables on name give-up brokerage transactions to the amount expected to be collected on such receivables.

Fixed assets: Fixed assets of $26, net of accumulated depreciation of $609, (included in other assets) are depreciated over their estimated economic useful lives, generally 3 to 5 years, using the straight-line basis.

Fair value of financial instruments: The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that management estimates approximate fair values as such financial instruments are short-term in nature or bear interest at rates approximating current market.

Securities Purchased under Agreements to Resell: Securities purchased under agreements to resell ("Reverse Repurchase Agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased, including accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral when appropriate.

As of December 31, 2006, the fair value of securities received as collateral under reverse repurchase agreements of $8.6 million was repledged to the Company's clearing firms.

Income taxes: The Company files consolidated federal and combined state and local income tax returns for its U.S. operations with certain U.S. affiliates. The Company has the ability to offset the tax attributes of its U.K. operations with those of its U.K. affiliates. The Company and certain affiliates have an informal tax sharing arrangement which provides that the Company shall compute its income taxes on a separate company basis, except that the benefit of income tax losses will be allocated to the Company to the extent such losses are utilized in the consolidated and combined income tax returns or by other affiliates.

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Foreign currencies: Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using exchange rates at the end of the year. Gains and losses on foreign currency translation of the financial statements of the London branch, together with the effect of exchange rate changes on inter-branch transactions of a long-term investment nature and related tax effects, are reflected as foreign translation adjustments in the accumulated other comprehensive income section of stockholder's equity.

Stock-Based Compensation: Cantor provides awards to certain employees of the Company in the form of grant units in Cantor ("grant units"). Grant units entitle the employees to participate in quarterly distributions of Cantor's income and to receive certain post-termination payments.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 R, Share-Based Payment ("SFAS 123R") using the modified prospective method. This

financial statement as of December 31, 2006 reflect the impact of adopting SFAS 123R. Grant units are accounted for as liability awards under SFAS 123R.

New Accounting Pronouncements: In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Partnership's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company as of January 1, 2007. The adoption of FIN 48 on January 1, 2007 did not have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 nullifies the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day one gain or loss on derivative contracts (and hybrid instruments measured at fair value under SFAS 133 as modified by SFAS 155) where the Company cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of block discounts for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. SFAS 157 is effective for the Company as of January 1, 2008. The Company is currently evaluating the potential impact of adopting SFAS 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities- including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for the Company as of January 1, 2008, provided the Company also elects to apply the provisions of SFAS 157. The Company is currently evaluating the potential impact of adopting SFAS 159.

2. Receivables from customers

Receivables from customers represent amounts billed on the Company's name give-up brokerage transactions, net of an allowance for doubtful accounts of $75.

3. **Receivables from and payables to brokers, dealers and clearing organizations**

Receivables from brokers, dealers and clearing organizations primarily represent amounts due on undelivered securities of $116,869, primarily fixed income securities, deposits with clearing organizations, and also cash transactions. Payables to brokers, dealers and clearing organizations primarily represent amounts due on undelivered securities of $112,586.

A portion of these receivables are with BGC International Inc. ("BGCI"), a subsidiary of Cantor, (see Note 4, Related Party Transactions, for additional information related to these receivables).

4. **Related party transactions**

Receivables from affiliates primarily consists of amounts due from BGC Brokers Inc. ("BGCBI"), the Company's direct parent, and other U.S. and U.K. affiliates, attributable to support services and other inter-company charges. Payables to affiliates represents amounts due to various U.S. and U.K. affiliates.

Amounts due from BGCI for undelivered securities are included as part of "Receivables from brokers, dealers and clearing organizations" on the accompanying Statement of Financial Condition. As of December 31, 2006 the Company had receivables from BGCI of $50.1 million.

5. **Employee benefit plans**

Employees of the Company are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Company to contribute withheld amounts to the Plan. The Plan is available to all employees of the Company meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

6. **Regulatory Capital Requirements**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2006, the Company had net capital of $17,452, which was $17,202 in excess of its required net capital. In addition, the Company's membership in the Government Securities Division of the Fixed Income Clearing Corporation ("GSD-FICC") requires it to maintain minimum excess regulatory net

capital of $10,000 and stockholder's equity of at least $25,000. At December 31, 2006, the Company had stockholder's equity of $34,237.

7. Financial Instruments and Off-Balance-Sheet Risk

Market Risk: Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. In the normal course of business, the Company enters into transactions to sell securities not yet purchased, which are recorded as liabilities on the statement of financial condition. The Company is exposed to the risk that potential market price increases may cause the ultimate liability for such commitments to exceed the amount recognized on the statement of financial condition.

Counterparty Credit Risk: Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Company incurring losses. As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, and institutional investors. The Company's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Company. The Company monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Company has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

Customer Activities: The Company's customer activities include the execution and settlement of various securities on behalf of customers. These activities may expose the Company to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8. Contingent Liabilities and Guarantee

U.K. National insurance: As part of its acquisition of the operations of Euro Brokers Financial Services Ltd. ("EBFSL") in 2002, the Company's London branch has assumed a contingent liability for demands by the Inland Revenue in the United Kingdom for the employer portion of National Insurance Contributions ("NIC") related to employee bonuses paid by EBFSL during the period from August 1995 to February 2001 in the amount of approximately £439 (approximately $859 at December 31, 2006), plus interest estimated at approximately £198 through December 31, 2006 (approximately $388). The Company has formally challenged these demands as it believes the respective bonus payment methods used did not require NIC payments under existing legislation. At December 31, 2006, the Company had reserved approximately £637 (approximately $1,247) against these demands from the Inland Revenue for NIC related to employee bonuses paid. Based upon this level of reserves, management does not anticipate the ultimate outcome of this will have a material adverse effect on its financial condition.

Guarantee: The Company is a member of the GSD-FICC. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse, all other members would be required to meet the shortfall. The Company's liability under this arrangement is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under this arrangement is remote. Accordingly, no contingent liability is carried in the statement of financial condition for this arrangement.

9. Legal Matters

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief. The Company contests liability and/or the amount of damages in each pending matter.

Legal reserves are established in accordance with SFAS No. 5, "Accounting for Contingencies." Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. As of December 31, 2006, no legal reserves have been recorded.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2007

BGC Financial Inc.
110 East 59th Street
New York, NY 10022

Dear Sirs:

In planning and performing our audit of the financial statements of BGC Financial Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 28, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, except for the following matter. The Company did not properly record expenses relating to certain compensation plans maintained by Cantor for its employees. This resulted in the understatement of expenses. These conditions were considered in determining the nature, timing and extent of the procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the matter noted in the previous paragraph represents a material inadequacy as defined by Rule 17a-5 (g), for such purpose at December 31, 2006.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END